Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$190,755	$442,034	$437,257	$397,595	$406,074	$387,380
Income taxes	93,178	236,411	237,720	220,705	230,591	237,317
Fixed charges	111,069	213,973	202,465	208,226	206,089	219,437
Total earnings	$395,002	$892,418	$877,442	$826,526	$842,754	$844,134
Fixed Charges:
Interest expense	$106,833	$205,720	$194,964	$200,950	$201,888	$214,616
Estimated interest portion of annual rents	4,236	8,253	7,501	7,276	4,201	4,821
Total fixed charges	$111,069	$213,973	$202,465	$208,226	$206,089	$219,437
Ratio of Earnings to Fixed Charges (rounded down)	3.55	4.17	4.33	3.96	4.08	3.84